FREEGOLD VENTURES LIMITED

Toronto Stock Exchange: ITF

OTC BB:  FGOVF

For Immediate Release

Freegold Appoints Vice President of Exploration

March 21, 2006, Vancouver, BC. Freegold Ventures Limited (“Freegold”) is pleased to announce the appointment of Michael P. Gross as the company’s Vice President of Exploration.

Mr. Gross (P.Geo.) holds a B.S. in geology, and an M.S. in economic geology.  With an excellent track record of finding, building, operating and improving precious metals mines throughout North America, Mr Gross has held senior exploration positions ranging from mine geologist to VP Exploration.  In addition Mr. Gross has served as VP Operations for four separate gold and silver producers operating eight mines with aggregate annual production of 350,000 ounces of gold and 8.5 million ounce of silver between them.  Mr. Gross’s exploration and operating plans have served as the basis for the securing of over $200 million of mine financing.

Steve Manz, President and CEO stated, “We are very pleased to have Mike join the Freegold team.  I have had the privilege of working with Mike several times in the past, and his expertise will allow us to further maximize the value of our existing portfolio of projects, as well as allowing us to expand our strategy of growth through acquisition.”

Highlights from Mr. Gross’ career include the operational turnaround of the 5 million ounce per year Lucky Friday silver mine, where as Mine Manager, he was responsible for increasing mill throughput by 85%, ore grade by 21% and productivity by 59%. Based upon this success, he subsequently served as VP Operations of Hecla’s Metal Mining Division.  As VP Operations of Royal Oak Mines, Mr. Gross was an integral member of the management team that acquired and returned to profitability two 100,000 ounce per year gold mines.  Through increasing production and effective cost control, Mr. Gross was able to reduce cash operating costs by 25% (US $97) within the first 15 months of the acquisition.  As VP Operations of NYSE-listed Atlas Corporation, Mr. Gross was a key member of the management team that raised US $66 million in financing and recommenced mining at Atlas’s 50,000 ounce per year gold mine.  Mr. Gross has also successfully brought several new mines into production.  While serving as VP Operations of Exall Resources, his revised feasibility study was instrumental in securing financing for the start-up of a new gold mine, which went from ground breaking to the first gold pour in six months and to positive cash flow within 10 months under his direction.

In conjunction with his appointment, Mr. Gross has been granted 350,000 stock options at an exercise price of $0.35 which shall vest quarterly over a two year period and which have a term of five years, and 400,000 nominal value performance shares which shall vest quarterly over a three year period.  The foregoing are subject to regulatory approval.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American gold exploration company which is actively exploring and developing advanced stage projects in Idaho (Almaden), the Yukon Territory (Grew Creek) and Alaska (Golden Summit).  In addition to its existing projects, the company is active in the identification of additional acquisition opportunities. Freegold Ventures is listed on The Toronto Stock Exchange (ITF) and on the United States OTCBB under the symbol: FGOVF.

On behalf of the Board of Directors

For further information: Investor Relations: 1.800.667.1870 2303 West 41st Avenue, Vancouver, BC www.freegoldventures.com

“Steve Manz”

Steve Manz, President and C.E.O

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER
This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.